As filed with the Securities and Exchange Commission on February 11, 2019

Registration No. 333-225593

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 2

TO

REGISTRATION STATEMENT

UNDER SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Corporación Andina de Fomento

(Name of Registrant)

Name and Address of Authorized Agent in the United States:

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Robert S. Risoleo, Esq. Paul J. McElroy, Esq. Sullivan & Cromwell LLP 1700 New York Avenue, N.W. Washington, D.C. 20006 United States of America	Gabriel Felpeto Chief Financial Officer Corporación Andina de Fomento Torre CAF Avenida Luis Roche, Altamira Caracas, Venezuela

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective.

The securities being registered pursuant to this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 2 to the Registration Statement is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933.

PART II

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement (Registration No. 333-225593) under Schedule B of the Securities Act of 1933 (the “Securities Act”) is filed pursuant to Rule 462(d) under the Securities Act solely to add exhibits to the Registration Statement.

EXHIBITS

Exhibit No.	Description

5.4	Opinion of Octavio Rosselli, General Counsel to CAF, with respect to legality

5.5	Opinion of Sullivan & Cromwell LLP, United States counsel to CAF, with respect to legality

23.4	Consent of General Counsel to CAF (included as part of Exhibit 5.4)

23.5	Consent of Sullivan & Cromwell LLP (included as part of Exhibit 5.5)

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SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Corporación Andina de Fomento, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bogotá, Colombia, on the 11th day of February, 2019.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ Gabriel Felpeto
Name: Gabriel Felpeto
Title: Chief Financial Officer

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SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of Corporación Andina de Fomento’s authorized agent in the United States, thereunto duly authorized, in Newark, Delaware, on the 11th day of February, 2019.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

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